Exhibit 99.1

Hong Kong Exchanges and Clearing Limited and The Stock Exchange of Hong Kong Limited take no responsibility for the contents of this announcement, make no representation as to its accuracy or completeness and expressly disclaim any liability whatsoever for any loss howsoever arising from or in reliance upon the whole or any part of the contents of this announcement.

Weibo Corporation

微博股份有限公司

(A company controlled through weighted voting rights and incorporated in the Cayman Islands with limited liability)

(Stock Code: 9898)

DATE OF BOARD MEETING AND

DATE OF PUBLICATION OF FIRST QUARTER 2025
FINANCIAL RESULTS ANNOUNCEMENT

The board of directors (the “Board”) of Weibo Corporation (the “Company”) will hold a Board meeting on Tuesday, May 20, 2025 (Hong Kong time) for the purposes of, among other things, approving the Company’s unaudited financial results and announcement for the three months ended March 31, 2025 (“Q1 2025 Financial Results”). The Company will announce its Q1 2025 Financial Results on Wednesday, May 21, 2025 (Hong Kong time) on the website of The Stock Exchange of Hong Kong Limited at www.hkexnews.hk and the Company’s website at http://ir.weibo.com, after the trading hours of The Stock Exchange of Hong Kong Limited and before the opening of the U.S. stock market.

The Company’s management team will host a teleconference call at 7 p.m. on Wednesday, May 21, 2025 (Hong Kong time) to discuss the Q1 2025 Financial Results and answer questions. Participants who wish to dial in to the teleconference must register through the below public participant link. Dial-in and instruction will be in the confirmation email upon registering.

Pre-registration Link: https://register-conf.media-server.com/register/BIbb5c504e4aeb43a380f69d373cfb8ca0

Additionally, a live webcast of the conference call will be available at http://ir.weibo.com.

By order of the Board
Weibo Corporation
Mr. Charles Guowei Chao
Chairman of the Board

Hong Kong, April 25, 2025

As at the date of this announcement, the board of directors of the Company comprises Mr. Charles Guowei Chao, Mr. Gaofei Wang, Ms. Hong Du and Mr. Bo Liu, as the directors, and Mr. Pochin Christopher Lu, Mr. Pehong Chen and Mr. Yan Wang as the independent directors.